                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. __)


                         Globe Business Resources, Inc.
             -------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
             -------------------------------------------------------
                         (Title of Class of Securities)


                                   379395 10 6
             -------------------------------------------------------
                                 (CUSIP Number)


                              GARY P. KREIDER, ESQ.
                           Keating, Muething & Klekamp
                       One East Fourth Street, 18th Floor
                             Cincinnati, Ohio 45202
                                 (513) 579-6411
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 14, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                       (Continued on the following pages)

-----------------------------------------------------------------------------
CUSIP No. 379395 10 6                      13D
-----------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Mr. David D. Hoguet
-----------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
 3        SEC USE ONLY

-----------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

             OO - See Item 3
-----------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                   [ ]
-----------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen
-----------------------------------------------------------------------------
                              7      SOLE VOTING POWER
         NUMBER OF                   0
          SHARES              -----------------------------------------------
       BENEFICIALLY            8      SHARED VOTING POWER
         OWNED BY
           EACH                       1,882,877 - See Item 4
         REPORTING            -----------------------------------------------
        PERSON WITH            9      SOLE DISPOSITIVE POWER

                                      782,630 - See Item 5
                              -----------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      0
-----------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,882,877 - See Item 4
-----------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 [ ]
-----------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          39.0% - See Item 4
-----------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
             IN

-----------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
 CUSIP No. 379395 10 6                      13D
-----------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Mr. Alvin Z. Meisel
-----------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
 3        SEC USE ONLY

-----------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

             OO - See Item 3
-----------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                   [ ]
-----------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen
-----------------------------------------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   0
          SHARES             ------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      1,882,877 - See Item 4
         REPORTING           ------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                     384,428 - See Item 5
                             ------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     0
-----------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,882,877 - See Item 4
-----------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 [ ]
-----------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          39.0% - See Item 4
-----------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
             IN
-----------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
 CUSIP No. 379395 10 6                      13D
-----------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Mr. Blair D. Neller
-----------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                       (b) [ ]
-----------------------------------------------------------------------------
 3        SEC USE ONLY

-----------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

             OO - See Item 3
-----------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                   [ ]
-----------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen
-----------------------------------------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   0
          SHARES             ------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      1,882,877 - See Item 4
         REPORTING           ------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                     715,819 - See Item 5
                             ------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     0
-----------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,882,877 - See Item 4
-----------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 [ ]
-----------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          39.0% - See Item 4
-----------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
             IN
-----------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock (the "Common Stock"), of Globe Business Resources, Inc., an Ohio corporation ("Globe"). Globe's principal executive offices are located at 11260 Chester Road, Suite 400, Cincinnati, Ohio 45246

ITEM 2.  IDENTITY AND BACKGROUND.

         DAVID D. HOGUET

         (a)      David D. Hoguet

         (b)      11260 Chester Road, Suite 400, Cincinnati, Ohio  45246

         (c) Mr. Hoguet serves as Chairman of the Board of Directors and Chief Executive Officer of Globe, 11260 Chester Road, Suite 400, Cincinnati, Ohio 45246.

         (d) Mr. Hoguet, during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Hoguet, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Hoguet being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States citizen.

         ALVIN Z. MEISEL

         (a)      Alvin Z. Meisel

         (b)      1620 Central Parkway, Cincinnati, Ohio 45214

         (c)      Mr. Meisel is President of The Globe Furniture
                  Company (d/b/a Globe Furniture Galleries), a furniture retailer in Cincinnati, Ohio. The principal address is 1620 Central Parkway, Cincinnati, Ohio 45214.

         (d) Mr. Meisel, during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Meisel, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Meisel being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


         (f)      United States citizen.

         BLAIR D. NELLER

         (a)      Blair D. Neller

         (b)      340 East Palm Lane, Suite 230, Phoenix, Arizona 85004.

         (c) Mr. Neller serves as President and Chief Operating Officer of Globe, 340 East Palm Lane, Suite 230, Phoenix, Arizona 85004.

         (d) Mr. Neller, during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Neller, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Neller being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The transaction reported in this Schedule 13D required no funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         In connection with an Agreement and Plan of Merger (the "Agreement") dated as of January 13, 2000 by and among Globe, Globe Holding Co., Inc., a Delaware corporation and ERP Operating Limited Partnership, an Illinois limited partnership ("ERP"), Messrs. Hoguet, Meisel and Neller have entered into voting agreements providing that they will collectively vote 1,859,767 shares of Common Stock held by them in favor of the Agreement.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

                  I.       MR. DAVID D. HOGUET

                  (a)      See page 2, nos. 11 and 13.
                  (b) See page 2, nos. 7-10. Page 2, no. 9 includes options to purchase 10,000 shares of Common Stock exercisable within 60 days and 165 shares held by Mr. Hoguet indirectly through Globe's 401(k) Plan.

                  (c)      None.
                  (d)      None.
                  (e)      Not Applicable.

                  II.      MR. ALVIN Z. MEISEL

                  (a)      See page 3, nos. 11 and 13.
                  (b) See page 3, nos. 7-10. Page 3, no. 9 includes options to purchase 3,000 shares of Common Stock exercisable within 60 days.
                  (c)      None.
                  (d)      None.
                  (e)      Not Applicable.


                  III.     MR. BLAIR D. NELLER

                  (a)      See page 4, nos. 11 and 13.
                  (b) See page 4, nos. 7-10. Page 4, no. 9 includes options to purchase 10,000 shares of Common Stock exercisable within 60 days and 176 shares held by Mr. Neller indirectly through Globe's 401(k) Plan.
                  (c)      None.
                  (d)      None.
                  (e)      Not Applicable.

                  IV.      MESSRS. HOGUET, MEISEL AND NELLER

                  (a)      1,882,877 shares or 39.0%
                  (b)      See pages 2 and 3, nos. 7-10
                  (c)      None.
                  (d)      None.
                  (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except with respect to the voting agreements referenced in Item 4, Messrs. Hoguet, Meisel and Neller have no agreements with respect to voting or disposition of the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934

         2. Stockholder Voting Agreement between ERP and David D. Hoguet.

         3. Stockholder Voting Agreement between ERP and Alvin Z. Meisel.

         4. Stockholder Voting Agreement between ERP and Blair D. Neller.




Dated: January 21, 2000                    *
                                         --------------------------------
                                         David D. Hoguet


                                           *
                                         --------------------------------
                                         Alvin Z. Meisel


                                           *
                                         --------------------------------
                                         Blair D. Neller



                                         *By: /s/ Gary P. Kreider
                                             ----------------------------
                                              Gary P. Kreider
                                              Attorney-in-Fact

                                    EXHIBIT 1

                                POWER OF ATTORNEY


         I, DAVID D. HOGUET, hereby appoint GARY P. KREIDER and MARK A. WEISS, or either of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

         IN WITNESS WHEREOF, I have hereunto set my hand this 19th day of January, 2000.




                                                    /s/ David D. Hoguet
                                                    ---------------------------
                                                    DAVID D. HOGUET

                                    EXHIBIT 1

                                POWER OF ATTORNEY


         I, ALVIN Z. MEISEL, do hereby appoint GARY P. KREIDER and MARK A. WEISS, or either of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

         IN WITNESS WHEREOF, I have hereunto set my hand this 19th day of January, 2000.




                                                    /s/ Alvin Z. Meisel
                                                    ---------------------------
                                                    ALVIN Z. MEISEL

                                    EXHIBIT 1

                                POWER OF ATTORNEY


         I, BLAIR D. NELLER, do hereby appoint GARY P. KREIDER and MARK A. WEISS, or either of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

         IN WITNESS WHEREOF, I have hereunto set my hand this 19th day of January, 2000.




                                                    /s/ Blair D. Neller
                                                    ---------------------------
                                                    BLAIR D. NELLER

                          STOCKHOLDER VOTING AGREEMENT


         THIS STOCKHOLDER VOTING AGREEMENT (the "Agreement") dated as of January 13, 2000 between ERP OPERATING LIMITED PARTNERSHIP, an Illinois limited partnership ("ERP"), and the undersigned holder of shares of common stock, no par value (the "Common Stock"), of GLOBE BUSINESS RESOURCES, INC., an Ohio corporation (the "Company") for and on behalf of itself and each of its affiliates which is a holder of Common Stock (the undersigned holder, the "Stockholder" and, where the content requires, all such holders, the "Stockholders" or each a "Stockholder").

         WHEREAS, ERP, Globe Holding Co., Inc., a Delaware corporation ("Newco"), and the Company propose to enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the "Agreement and Plan of Merger"; capitalized terms used but not defined herein shall have the meanings set forth in the Agreement and Plan of Merger) providing for the merger of Acquisition, an Ohio corporation to be formed, with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger;

         WHEREAS, the Stockholder owns the number of shares of Common Stock set forth below his name on the signature page of this Agreement (such shares of Common Stock, the "Existing Shares" and, together with any other shares of capital stock of the Company acquired by such Stockholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the "Subject Shares"); and

         WHEREAS, as a condition to its willingness to enter into the Agreement and Plan of Merger, ERP has requested that Stockholder enter into this Agreement;

         NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the parties agree as follows:

         1. REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER. Stockholder hereby represents and warrants to ERP as of the date hereof as follows:

                  (a) Stockholder has all requisite legal capacity, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any breach or violation of, or default (with or without notice or lapse of time or both) under any provision of, any agreement to which any Stockholder is a party. Except as contemplated by that certain Formation and Investment Agreement dated as of the date hereof (the "Formation Agreement"), the Existing Shares are not subject to any lien, pledge or encumbrance of any kind except for any encumbrances under the terms of the Stockholder's margin account in which the Existing Shares are held, but with respect to such margin account, only for the period permitted by, and subject to the provisions of, the Formation Agreement.

                  (b) Each Stockholder is the record holder or beneficial owner of the number of Existing Shares as is set forth on the signature page hereto. On the date hereof, the Existing Shares set forth on the signature page hereto constitute all of the outstanding shares of Common Stock owned of record or beneficially by such Stockholder. Stockholder does not have record or beneficial ownership of any shares of Common Stock not set forth on the signature page hereto. Each Stockholder has sole power of disposition with respect to all of the Existing Shares set forth on the signature page hereto and sole voting power with respect to the matters set forth in Section 3 hereof and sole power to demand dissenter's or appraisal rights, in each case with respect to all of the Existing Shares set forth on the signature page hereto, with no restrictions on such rights, subject to the terms of this Agreement.

                  (c) Each Stockholder's Existing Shares and the certificates representing such shares and the Subject Shares and the certificates representing such shares when acquired are now and at all times during the term hereof will be held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder or under the terms of the Stockholder's margin account in which the Existing Shares are held, but with respect to such margin account, only for the period permitted by, and subject to the provisions of, the Formation Agreement.

                  (d) The Stockholder is a bona fide resident of the State set forth below Stockholder's name on the signature page hereto.

         2. REPRESENTATIONS AND WARRANTIES OF ERP. ERP hereby represents and warrants to the Stockholder that ERP has all requisite limited partnership power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the general partner of ERP, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary limited partnership action on the part of ERP. This Agreement has been duly executed and delivered by the general partner of ERP and constitutes a valid and binding obligation of ERP enforceable in accordance with its terms.

         3. COVENANTS OF STOCKHOLDER. From and after the date hereof and until the termination of this Agreement in accordance with Section 7, Stockholder agrees as follows:

                  (a) At any meeting of stockholders of the Company called to vote upon the Merger or the Agreement and Plan of Merger or any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger or the transactions contemplated by the Agreement and Plan of Merger is sought, each Stockholder shall vote (or cause to be voted) all of the Subject Shares in favor of the Merger, the adoption by the Company of the Agreement and Plan of Merger and the approval of the terms thereof and the transaction contemplated thereby.

                  (b) At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder's vote, consent or other approval is sought, each Stockholder shall vote (or cause to be voted) all of the Subject Shares against (i) any merger agreement or merger (other than the Agreement and Plan of Merger and the Merger), consolidation, combination, sale of assets, reorganization, recapitalization, dissolution, liquidation or winding-up of or by the Company or any other takeover proposal (collectively, "Takeover Proposal"), (ii) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Agreement and Plan of Merger or this Agreement or (iii) (x) any material amendment of the Company's articles of incorporation or code of regulations, (y) any change in a majority of the persons who constitute the Board of Directors of the Company or (z) any other proposal or transaction involving the Company, which is intended by any Stockholder to, or which ERP notifies any Stockholder that ERP reasonably believes will, impede, frustrate, prevent, delay or nullify (A) the ability of the Company to consummate the Merger or (B) any of the transactions contemplated by this Agreement or the Agreement and Plan of Merger.

                  (c) Except as contemplated by the Formation Agreement, Stockholder agrees not to (i) offer to sell, sell, transfer, encumber, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement with respect to or consent to the Transfer of, the Subject Shares or any interest therein to any person other than pursuant to the terms of the Merger, (ii) except as contemplated hereby, grant any proxies or powers of attorney with respect to the Subject Shares, deposit any Subject Shares into a voting trust or enter into any voting arrangement with respect to the Subject Shares, or any interest in the foregoing, except with ERP, (iii) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect to have the effect of preventing or disabling the Stockholder from performing any of its obligations under this Agreement or (iv) commit or agree to take any of the foregoing actions.

                  (d) Stockholder hereby irrevocably waives and agrees not to exercise any rights of appraisal or rights to dissent from the Merger that the Stockholder may have.

                  (e) Stockholder agrees with, and covenants to, ERP that the Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Subject Shares, unless such transfer is made in compliance with this Agreement.

                  (f) Stockholder will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to the sale, voting or other disposition of the Existing Shares or a business combination transaction involving the Company. Stockholder shall not directly or indirectly, through any employee of the Company, representative, agent or other person, solicit or encourage the initiation or submission of any direct or indirect inquiries, proposals or offers regarding any acquisition, merger, takeover bid or sale of all or any of the assets or any shares of capital stock of the Company, whether or not in writing and whether or not delivered to the Company or to the stockholders of the Company generally (including, without limitation, by way of a tender offer) by any party other than ERP or its affiliates (any such inquiry, proposal or offer being referred to herein as an "Acquisition Proposal"); provided, however, that nothing contained in this Agreement shall prevent any Stockholder from considering or negotiating, solely in his capacity as a director of the Company, an unsolicited, bona fide Acquisition Proposal in accordance with Section
         5.1 of the Agreement and Plan of Merger. Stockholder will immediately notify ERP, orally and in writing, of any direct or indirect contact related in any way to an Acquisition Proposal, including the identity of the person involved in such contact, or on whose behalf such contact is made, and the terms and conditions of any Acquisition Proposal made.

                  (g) THE STOCKHOLDER HEREBY GRANTS TO, AND APPOINTS ERP AND ANY DESIGNEE OF ERP, AND EACH OF THEM INDIVIDUALLY, STOCKHOLDER'S IRREVOCABLE (UNTIL THE TERMINATION OF THIS AGREEMENT) PROXY AND ATTORNEY-IN-FACT WITH FULL POWER OF SUBSTITUTION TO VOTE THE SUBJECT SHARES OF STOCKHOLDER AS INDICATED IN SECTION 3(A) AND 3(B) ABOVE. THE STOCKHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE (UNTIL THE TERMINATION OF THIS AGREEMENT) AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION TO REVOKE AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY STOCKHOLDER WITH RESPECT TO SUCH STOCK HOLDER'S SUBJECT SHARES.

         4. FORMATION AGREEMENT. Notwithstanding anything herein to the contrary, the Stockholder's execution of the Formation Agreement shall not be deemed to be a violation or breach of this Agreement in any manner.

         5. FURTHER ASSURANCES. The Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as ERP may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

         6. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties. This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successor and assigns.

         7. TERMINATION. This Agreement shall terminate, and no party shall have any rights or obligations hereunder and this Agreement shall become null and void and have no further effect upon the Effective Time or sooner termination of the Agreement and Plan of Merger pursuant to Section 8.1 thereof, and the payment, if required, by the Company to ERP of the Break-Up Fee or the ERP Liquidated Damages Amount. Nothing in this Section 7 shall relieve any party of liability for breach of this Agreement.

         8. COSTS AND EXPENSES. All costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses.

         9. GENERAL PROVISIONS.

                  (a) AMENDMENTS. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

                  (b) NOTICE. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to ERP in accordance with Section 9.2 of the Agreement and Plan of Merger and to Stockholder at its address set forth on the signature page of this Agreement (or at such other address for a party as shall be specified by like notice).

                  (c) INTERPRETATION. When a reference is made in this Agreement to Sections, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

                  (d) SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

                  (e) COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each of the parties and delivered to the one party, it being understood that each party need not sign the same counterpart.

                  (f) ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARIES. This Agreement (including the documents and instruments referred to herein)
         (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

                  (g) GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Ohio regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

         10. ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Ohio or in an Ohio state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Ohio or any Ohio state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iii) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than a Federal court sitting in the State of Ohio or an Ohio state court and (iv) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

         11. JOINDER. If the Stockholder resides in a community property state, the Stockholder has delivered to ERP a spousal joinder or consent in the form heretofore provided by ERP.


                            (signature page follows)

         IN WITNESS WHEREOF, ERP has caused this Agreement to be signed by its general partner and Stockholder has signed this Agreement, all as of the date first written above.

                                    ERP OPERATING LIMITED
                                    PARTNERSHIP

                                    By: Equity Residential Properties Trust, its
                                        general partner


                                        By:
                                           -------------------------------------
                                        Name:
                                             -----------------------------------
                                        Title:
                                              ----------------------------------


                                    STOCKHOLDER


                                    By:
                                       -----------------------------------------
                                    Name:    David D. Hoguet
                                    Address: 11260 Chester Road
                                             Suite 400
                                             Cincinnati, Ohio 45246



                                    By:
                                       -----------------------------------------
                                    Name:    David D. Hoguet, as custodian
                                             for Jennifer L. Hoguet
                                    Address: 11260 Chester Road
                                             Suite 400
                                             Cincinnati, Ohio 45246


                                    By:
                                       -----------------------------------------
                                    Name:    David D. Hoguet, as custodian
                                             for Laura B. Hoguet
                                    Address: 11260 Chester Road
                                             Suite 400
                                             Cincinnati, Ohio 45246

                                    Aggregate Number of Existing Shares: 772,630

                          STOCKHOLDER VOTING AGREEMENT


         THIS STOCKHOLDER VOTING AGREEMENT (the "Agreement") dated as of January 13, 2000 between ERP OPERATING LIMITED PARTNERSHIP, an Illinois limited partnership ("ERP"), and the undersigned holder of shares of common stock, no par value (the "Common Stock"), of GLOBE BUSINESS RESOURCES, INC., an Ohio corporation (the "Company") for and on behalf of itself and each of its affiliates which is a holder of Common Stock (the undersigned holder, the "Stockholder" and, where the content requires, all such holders, the "Stockholders" or each a "Stockholder").

         WHEREAS, ERP, Globe Holding Co., Inc., a Delaware corporation ("Newco"), and the Company propose to enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the "Agreement and Plan of Merger"; capitalized terms used but not defined herein shall have the meanings set forth in the Agreement and Plan of Merger) providing for the merger of Acquisition, an Ohio corporation to be formed, with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger;

         WHEREAS, the Stockholder owns the number of shares of Common Stock set forth below his name on the signature page of this Agreement (such shares of Common Stock, the "Existing Shares" and, together with any other shares of capital stock of the Company acquired by such Stockholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the "Subject Shares"); and

         WHEREAS, as a condition to its willingness to enter into the Agreement and Plan of Merger, ERP has requested that Stockholder enter into this Agreement;

         NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the parties agree as follows:

         1. REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER. Stockholder hereby represents and warrants to ERP as of the date hereof as follows:

                  (a) Stockholder has all requisite legal capacity, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any breach or violation of, or default (with or without notice or lapse of time or both) under any provision of, any agreement to which any Stockholder is a party. Except as contemplated by that certain Formation and Investment Agreement dated as of the date hereof (the "Formation Agreement"), the Existing Shares are not subject to any lien, pledge or encumbrance of any kind except for any encumbrances under the terms of the Stockholder's margin account in which the Existing Shares are held, but with respect to such margin account, only for the period permitted by, and subject to the provisions of, the Formation Agreement.

                  (b) Each Stockholder is the record holder or beneficial owner of the number of Existing Shares as is set forth on the signature page hereto. On the date hereof, the Existing Shares set forth on the signature page hereto constitute all of the outstanding shares of Common Stock owned of record or beneficially by such Stockholder. Stockholder does not have record or beneficial ownership of any shares of Common Stock not set forth on the signature page hereto. Each Stockholder has sole power of disposition with respect to all of the Existing Shares set forth on the signature page hereto and sole voting power with respect to the matters set forth in Section 3 hereof and sole power to demand dissenter's or appraisal rights, in each case with respect to all of the Existing Shares set forth on the signature page hereto, with no restrictions on such rights, subject to the terms of this Agreement.

                  (c) Each Stockholder's Existing Shares and the certificates representing such shares and the Subject Shares and the certificates representing such shares when acquired are now and at all times during the term hereof will be held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder or under the terms of the Stockholder's margin account in which the Existing Shares are held, but with respect to such margin account, only for the period permitted by, and subject to the provisions of, the Formation Agreement.

                  (d) The Stockholder is a bona fide resident of the State set forth below Stockholder's name on the signature page hereto.

         2. REPRESENTATIONS AND WARRANTIES OF ERP. ERP hereby represents and warrants to the Stockholder that ERP has all requisite limited partnership power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the general partner of ERP, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary limited partnership action on the part of ERP. This Agreement has been duly executed and delivered by the general partner of ERP and constitutes a valid and binding obligation of ERP enforceable in accordance with its terms.

         3. COVENANTS OF STOCKHOLDER. From and after the date hereof and until the termination of this Agreement in accordance with Section 7, Stockholder agrees as follows:

                  (a) At any meeting of stockholders of the Company called to vote upon the Merger or the Agreement and Plan of Merger or any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger or the transactions contemplated by the Agreement and Plan of Merger is sought, each Stockholder shall vote (or cause to be voted) all of the Subject Shares in favor of the Merger, the adoption by the Company of the Agreement and Plan of Merger and the approval of the terms thereof and the transaction contemplated thereby.

                  (b) At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder's vote, consent or other approval is sought, each Stockholder shall vote (or cause to be voted) all of the Subject Shares against (i) any merger agreement or merger (other than the Agreement and Plan of Merger and the Merger), consolidation, combination, sale of assets, reorganization, recapitalization, dissolution, liquidation or winding-up of or by the Company or any other takeover proposal (collectively, "Takeover Proposal"), (ii) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Agreement and Plan of Merger or this Agreement or (iii) (x) any material amendment of the Company's articles of incorporation or code of regulations, (y) any change in a majority of the persons who constitute the Board of Directors of the Company or (z) any other proposal or transaction involving the Company, which is intended by any Stockholder to, or which ERP notifies any Stockholder that ERP reasonably believes will, impede, frustrate, prevent, delay or nullify (A) the ability of the Company to consummate the Merger or (B) any of the transactions contemplated by this Agreement or the Agreement and Plan of Merger.

                  (c) Except as contemplated by the Formation Agreement, Stockholder agrees not to (i) offer to sell, sell, transfer, encumber, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement with respect to or consent to the Transfer of, the Subject Shares or any interest therein to any person other than pursuant to the terms of the Merger, (ii) except as contemplated hereby, grant any proxies or powers of attorney with respect to the Subject Shares, deposit any Subject Shares into a voting trust or enter into any voting arrangement with respect to the Subject Shares, or any interest in the foregoing, except with ERP, (iii) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect to have the effect of preventing or disabling the Stockholder from performing any of its obligations under this Agreement or (iv) commit or agree to take any of the foregoing actions.

                  (d) Stockholder hereby irrevocably waives and agrees not to exercise any rights of appraisal or rights to dissent from the Merger that the Stockholder may have.

                  (e) Stockholder agrees with, and covenants to, ERP that the Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Subject Shares, unless such transfer is made in compliance with this Agreement.

                  (f) Stockholder will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to the sale, voting or other disposition of the Existing Shares or a business combination transaction involving the Company. Stockholder shall not directly or indirectly, through any employee of the Company, representative, agent or other person, solicit or encourage the initiation or submission of any direct or indirect inquiries, proposals or offers regarding any acquisition, merger, takeover bid or sale of all or any of the assets or any shares of capital stock of the Company, whether or not in writing and whether or not delivered to the Company or to the stockholders of the Company generally (including, without limitation, by way of a tender offer) by any party other than ERP or its affiliates (any such inquiry, proposal or offer being referred to herein as an "Acquisition Proposal"); provided, however, that nothing contained in this Agreement shall prevent any Stockholder from considering or negotiating, solely in his capacity as a director of the Company, an unsolicited, bona fide Acquisition Proposal in accordance with Section
         5.1 of the Agreement and Plan of Merger. Stockholder will immediately notify ERP, orally and in writing, of any direct or indirect contact related in any way to an Acquisition Proposal, including the identity of the person involved in such contact, or on whose behalf such contact is made, and the terms and conditions of any Acquisition Proposal made.

                  (g) THE STOCKHOLDER HEREBY GRANTS TO, AND APPOINTS ERP AND ANY DESIGNEE OF ERP, AND EACH OF THEM INDIVIDUALLY, STOCKHOLDER'S IRREVOCABLE (UNTIL THE TERMINATION OF THIS AGREEMENT) PROXY AND ATTORNEY-IN-FACT WITH FULL POWER OF SUBSTITUTION TO VOTE THE SUBJECT SHARES OF STOCKHOLDER AS INDICATED IN SECTION 3(A) AND 3(B) ABOVE. THE STOCKHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE (UNTIL THE TERMINATION OF THIS AGREEMENT) AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION TO REVOKE AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY STOCKHOLDER WITH RESPECT TO SUCH STOCK HOLDER'S SUBJECT SHARES.

         4. FORMATION AGREEMENT. Notwithstanding anything herein to the contrary, the Stockholder's execution of the Formation Agreement shall not be deemed to be a violation or breach of this Agreement in any manner.

         5. FURTHER ASSURANCES. The Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as ERP may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

         6. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties. This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successor and assigns.

         7. TERMINATION. This Agreement shall terminate, and no party shall have any rights or obligations hereunder and this Agreement shall become null and void and have no further effect upon the Effective Time or sooner termination of the Agreement and Plan of Merger pursuant to Section 8.1 thereof, and the payment, if required, by the Company to ERP of the Break-Up Fee or the ERP Liquidated Damages Amount. Nothing in this Section 7 shall relieve any party of liability for breach of this Agreement.

         8. COSTS AND EXPENSES. All costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses.

         9. GENERAL PROVISIONS.

                  (a) AMENDMENTS. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

                  (b) NOTICE. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to ERP in accordance with Section 9.2 of the Agreement and Plan of Merger and to Stockholder at its address set forth on the signature page of this Agreement (or at such other address for a party as shall be specified by like notice).

                  (c) INTERPRETATION. When a reference is made in this Agreement to Sections, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

                  (d) SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

                  (e) COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each of the parties and delivered to the one party, it being understood that each party need not sign the same counterpart.

                  (f) ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARIES. This Agreement (including the documents and instruments referred to herein)
         (i) constitutes the entire agree ment and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

                  (g) GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Ohio regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

         10. ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Ohio or in an Ohio state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Ohio or any Ohio state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iii) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than a Federal court sitting in the State of Ohio or an Ohio state court and (iv) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

         11. JOINDER. If the Stockholder resides in a community property state, the Stockholder has delivered to ERP a spousal joinder or consent in the form heretofore provided by ERP.


                            (signature page follows)

         IN WITNESS WHEREOF, ERP has caused this Agreement to be signed by its general partner and Stockholder has signed this Agreement, all as of the date first written above.

                                        ERP OPERATING LIMITED
                                        PARTNERSHIP

                                              By: Equity Residential Properties
                                              Trust, its general partner


                                              By:
                                                 -------------------------------
                                              Name:
                                                   -----------------------------
                                              Title:
                                                    ----------------------------


                                        STOCKHOLDER


                                        By:
                                           -------------------------------------
                                        Name:    Alvin Z. Meisel
                                        Address: 1650 Central Parkway
                                                 Cincinnati, Ohio 45210
                                        Number of Existing Shares: 381,428

                          STOCKHOLDER VOTING AGREEMENT


         THIS STOCKHOLDER VOTING AGREEMENT (the "Agreement") dated as of January 13, 2000 between ERP OPERATING LIMITED PARTNERSHIP, an Illinois limited partnership ("ERP"), and the undersigned holder of shares of common stock, no par value (the "Common Stock"), of GLOBE BUSINESS RESOURCES, INC., an Ohio corporation (the "Company") for and on behalf of itself and each of its affiliates which is a holder of Common Stock (the undersigned holder, the "Stockholder" and, where the content requires, all such holders, the "Stockholders" or each a "Stockholder").

         WHEREAS, ERP, Globe Holding Co., Inc., a Delaware corporation ("Newco"), and the Company propose to enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the "Agreement and Plan of Merger"; capitalized terms used but not defined herein shall have the meanings set forth in the Agreement and Plan of Merger) providing for the merger of Acquisition, an Ohio corporation to be formed, with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger;

         WHEREAS, the Stockholder owns the number of shares of Common Stock set forth below his name on the signature page of this Agreement (such shares of Common Stock, the "Existing Shares" and, together with any other shares of capital stock of the Company acquired by such Stockholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the "Subject Shares"); and

         WHEREAS, as a condition to its willingness to enter into the Agreement and Plan of Merger, ERP has requested that Stockholder enter into this Agreement;

         NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the parties agree as follows:

         1. REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER. Stockholder hereby represents and warrants to ERP as of the date hereof as follows:

                  (a) Stockholder has all requisite legal capacity, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any breach or violation of, or default (with or without notice or lapse of time or both) under any provision of, any agreement to which any Stockholder is a party. Except as contemplated by that certain Formation and Investment Agreement dated as of the date hereof (the "Formation Agreement"), the Existing Shares are not subject to any lien, pledge or encumbrance of any kind except for any encumbrances under the terms of the Stockholder's margin account in which the Existing Shares are held, but with respect to such margin account, only for the period permitted by, and subject to the provisions of, the Formation Agreement.

                  (b) Each Stockholder is the record holder or beneficial owner of the number of Existing Shares as is set forth on the signature page hereto. On the date hereof, the Existing Shares set forth on the signature page hereto constitute all of the outstanding shares of Common Stock owned of record or beneficially by such Stockholder. Stockholder does not have record or beneficial ownership of any shares of Common Stock not set forth on the signature page hereto. Each Stockholder has sole power of disposition with respect to all of the Existing Shares set forth on the signature page hereto and sole voting power with respect to the matters set forth in Section 3 hereof and sole power to demand dissenter's or appraisal rights, in each case with respect to all of the Existing Shares set forth on the signature page hereto, with no restrictions on such rights, subject to the terms of this Agreement.

                  (c) Each Stockholder's Existing Shares and the certificates representing such shares and the Subject Shares and the certificates representing such shares when acquired are now and at all times during the term hereof will be held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder or under the terms of the Stockholder's margin account in which the Existing Shares are held, but with respect to such margin account, only for the period permitted by, and subject to the provisions of, the Formation Agreement.

                  (d) The Stockholder is a bona fide resident of the State set forth below Stockholder's name on the signature page hereto.

         2. REPRESENTATIONS AND WARRANTIES OF ERP. ERP hereby represents and warrants to the Stockholder that ERP has all requisite limited partnership power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the general partner of ERP, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary limited partnership action on the part of ERP. This Agreement has been duly executed and delivered by the general partner of ERP and constitutes a valid and binding obligation of ERP enforceable in accordance with its terms.

         3. COVENANTS OF STOCKHOLDER. From and after the date hereof and until the termination of this Agreement in accordance with Section 7, Stockholder agrees as follows:

                  (a) At any meeting of stockholders of the Company called to vote upon the Merger or the Agreement and Plan of Merger or any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger or the transactions contemplated by the Agreement and Plan of Merger is sought, each Stockholder shall vote (or cause to be voted) all of the Subject Shares in favor of the Merger, the adoption by the Company of the Agreement and Plan of Merger and the approval of the terms thereof and the transaction contemplated thereby.

                  (b) At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder's vote, consent or other approval is sought, each Stockholder shall vote (or cause to be voted) all of the Subject Shares against (i) any merger agreement or merger (other than the Agreement and Plan of Merger and the Merger), consolidation, combination, sale of assets, reorganization, recapitalization, dissolution, liquidation or winding-up of or by the Company or any other takeover proposal (collectively, "Takeover Proposal"), (ii) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Agreement and Plan of Merger or this Agreement or (iii) (x) any material amendment of the Company's articles of incorporation or code of regulations, (y) any change in a majority of the persons who constitute the Board of Directors of the Company or (z) any other proposal or transaction involving the Company, which is intended by any Stockholder to, or which ERP notifies any Stockholder that ERP reasonably believes will, impede, frustrate, prevent, delay or nullify (A) the ability of the Company to consummate the Merger or (B) any of the transactions contemplated by this Agreement or the Agreement and Plan of Merger.

                  (c) Except as contemplated by the Formation Agreement, Stockholder agrees not to (i) offer to sell, sell, transfer, encumber, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement with respect to or consent to the Transfer of, the Subject Shares or any interest therein to any person other than pursuant to the terms of the Merger, (ii) except as contemplated hereby, grant any proxies or powers of attorney with respect to the Subject Shares, deposit any Subject Shares into a voting trust or enter into any voting arrangement with respect to the Subject Shares, or any interest in the foregoing, except with ERP, (iii) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect to have the effect of preventing or disabling the Stockholder from performing any of its obligations under this Agreement or (iv) commit or agree to take any of the foregoing actions.

                  (d) Stockholder hereby irrevocably waives and agrees not to exercise any rights of appraisal or rights to dissent from the Merger that the Stockholder may have.

                  (e) Stockholder agrees with, and covenants to, ERP that the Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Subject Shares, unless such transfer is made in compliance with this Agreement.

                  (f) Stockholder will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to the sale, voting or other disposition of the Existing Shares or a business combination transaction involving the Company. Stockholder shall not directly or indirectly, through any employee of the Company, representative, agent or other person, solicit or encourage the initiation or submission of any direct or indirect inquiries, proposals or offers regarding any acquisition, merger, takeover bid or sale of all or any of the assets or any shares of capital stock of the Company, whether or not in writing and whether or not delivered to the Company or to the stockholders of the Company generally (including, without limitation, by way of a tender offer) by any party other than ERP or its affiliates (any such inquiry, proposal or offer being referred to herein as an "Acquisition Proposal"); provided, however, that nothing contained in this Agreement shall prevent any Stockholder from considering or negotiating, solely in his capacity as a director of the Company, an unsolicited, bona fide Acquisition Proposal in accordance with Section
         5.1 of the Agreement and Plan of Merger. Stockholder will immediately notify ERP, orally and in writing, of any direct or indirect contact related in any way to an Acquisition Proposal, including the identity of the person involved in such contact, or on whose behalf such contact is made, and the terms and conditions of any Acquisition Proposal made.

                  (g) THE STOCKHOLDER HEREBY GRANTS TO, AND APPOINTS ERP AND ANY DESIGNEE OF ERP, AND EACH OF THEM INDIVIDUALLY, STOCKHOLDER'S IRREVOCABLE (UNTIL THE TERMINATION OF THIS AGREEMENT) PROXY AND ATTORNEY-IN-FACT WITH FULL POWER OF SUBSTITUTION TO VOTE THE SUBJECT SHARES OF STOCKHOLDER AS INDICATED IN SECTION 3(A) AND 3(B) ABOVE. THE STOCKHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE (UNTIL THE TERMINATION OF THIS AGREEMENT) AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION TO REVOKE AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY STOCKHOLDER WITH RESPECT TO SUCH STOCK HOLDER'S SUBJECT SHARES.

         4. FORMATION AGREEMENT. Notwithstanding anything herein to the contrary, the Stockholder's execution of the Formation Agreement shall not be deemed to be a violation or breach of this Agreement in any manner.

         5. FURTHER ASSURANCES. The Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as ERP may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

         6. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties. This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successor and assigns.

         7. TERMINATION. This Agreement shall terminate, and no party shall have any rights or obligations hereunder and this Agreement shall become null and void and have no further effect upon the Effective Time or sooner termination of the Agreement and Plan of Merger pursuant to Section 8.1 thereof, and the payment, if required, by the Company to ERP of the Break-Up Fee or the ERP Liquidated Damages Amount. Nothing in this Section 7 shall relieve any party of liability for breach of this Agreement.

         8. COSTS AND EXPENSES. All costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses.

         9. GENERAL PROVISIONS.

                  (a) AMENDMENTS. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

                  (b) NOTICE. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to ERP in accordance with Section 9.2 of the Agreement and Plan of Merger and to Stockholder at its address set forth on the signature page of this Agreement (or at such other address for a party as shall be specified by like notice).

                  (c) INTERPRETATION. When a reference is made in this Agreement to Sections, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

                  (d) SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

                  (e) COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each of the parties and delivered to the one party, it being understood that each party need not sign the same counterpart.

                  (f) ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARIES. This Agreement (including the documents and instruments referred to herein)
         (i) constitutes the entire agree ment and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

                  (g) GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Ohio regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

         10. ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Ohio or in an Ohio state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Ohio or any Ohio state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iii) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than a Federal court sitting in the State of Ohio or an Ohio state court and (iv) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

         11. JOINDER. If the Stockholder resides in a community property state, the Stockholder has delivered to ERP a spousal joinder or consent in the form heretofore provided by ERP.


                            (signature page follows)

         IN WITNESS WHEREOF, ERP has caused this Agreement to be signed by its general partner and Stockholder has signed this Agreement, all as of the date first written above.

                                    ERP OPERATING LIMITED
                                    PARTNERSHIP

                                    By: Equity Residential Properties Trust, its
                                        general partner


                                        By:
                                           -------------------------------------
                                        Name:
                                             -----------------------------------
                                        Title:
                                              ----------------------------------


                                    STOCKHOLDER


                                    By:
                                       -----------------------------------------
                                    Name:    Blair D. Neller
                                    Address: 340 E. Palm Lane
                                             Suite 230
                                             Phoenix, Arizona 85004


                                    By:
                                       -----------------------------------------
                                    Name:    Blair D. Neller, Trustee for the
                                             Neller Trust
                                    Address: 340 E. Palm Lane
                                             Suite 230
                                             Phoenix, Arizona 85004


                                    Number of Existing Shares: 705,709

                                JOINDER OF SPOUSE

         I, Elizabeth P. Neller, spouse of Blair D. Neller, acknowledge that I have read the Stockholder Voting Agreement and the Formation and Investment Agreement, each dated as of January 13, 2000 both of which this Joinder is attached as an addendum (each an "Agreement," and together the "Agreements") and that I know the contents thereof. All capitalized terms not defined herein shall have the meanings set forth in the Agreements.

         I am aware that by the provisions of the Stockholder Voting Agreement
(a) my spouse is required to vote his Subject Shares in favor of the Merger, the adoption by the Company of the Agreement and Plan of Merger and the approval of the terms thereof and the transactions thereby; (b) certain other restrictions are imposed upon the sale, transfer or other disposition of the Subject Shares;
(c) my spouse irrevocably waives and agrees not to exercise any rights of appraisal or rights to dissent from the Merger that my spouse may have; (d) my spouse must terminate any activities, negotiations or discussions with any parties heretofore conducted with respect to the sale, voting or other disposition of the Existing Shares or a business combination transaction involving the Company; and (e) my spouse granted and appointed ERP and any designee of ERP, his irrevocable (until termination of the Agreement) proxy and attorney-in-fact to vote his Subject Shares.

         I am aware that by the provisions of the Formation and Investment Agreement (a) my spouse has agreed, subject to certain conditions, to contribute certain of his shares of GBR Common Stock to Newco; (b) the shares of Class B Common Stock that he would receive in exchange therefor will be subject to certain restrictions on transfer (whether voluntary or involuntary) as set forth in the Stockholders Agreement; (c) my spouses' shares of Class B Common Stock are subject to certain buy-back provisions whereby ERP or an affiliate of ERP or others may buy-back his shares of Class B Common Stock; (d) my spouses' shares of Class B Common Stock will be subject to certain "drag-along" rights; (e) my spouse will deposit certain shares of his GBR Common Stock into an escrow account; and (f) if my spouse is terminated by the Company for any reason (whether by death, disability, termination or otherwise), ERP may be entitled to purchase his shares of Class B Common Stock at pre-determined valuation

         I hereby agree that my interest, if any, in the Existing Shares subject to the Stockholder Voting Agreement and the Formation and Investment Agreement shall be irrevocably bound by the Agreement. I understand that the execution of this Joinder of Spouse shall not create any right or interest in any of the shares of stock described herein.

         I am aware that the legal and related matters contained in the Agreements are complex and that I am free to seek independent professional guidance or counsel with respect to this Joinder. I have either sought such guidance or counsel or determined after reviewing the Agreements carefully that I will waive such right.

                            [signature page follows]

Dated as of the 13th day of January, 2000.


                                                 By:
                                                   -----------------------------
                                                    Elizabeth P. Neller